SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


03023539



Form 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number 1-8974

Data Instruments, Inc. Employee Stock Ownership Plan and Trust

(Full Title of Plan)

Honeywell International Inc.
P.O. Box 4000
Morristown, NJ 07962-2497

(Name of Issuer of Securities Held Pursuant to the Plan and
the Address of its Principal Executive Office)



Data Instruments, Inc.
Employee Stock Ownership Plan and Trust
Index to Financial Statements

* Other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.



PricewaterhouseCoopers LLP
400 Campus Drive
P.O. Box 988
Florham Park NJ 07932
Telephone (973) 236 4000
Facsimile (973) 236 5000

Report of Independent Accountants

To the Participants and Administrator of
Data Instruments, Inc. Employee Stock Ownership Plan and Trust

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Data Instruments, Inc. Employee Stock Ownership Plan and Trust (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Florham Park, New Jersey
June 20, 2003

Data Instruments, Inc.
Employee Stock Ownership Plan and Trust
Statements of Net Assets Available for Plan Benefits
as of December 31, 2002 and 2001

	2002	2001
Assets		
Investments, at fair value as determined by quoted market		
Common Stock	$ 61,377	$ 151,591
Mutual Funds	3,822,593	4,284,777
Net assets available for benefits	$ 3,883,970	$ 4,436,368

The accompanying notes are an integral part of the financial statements.

Data Instruments, Inc.
Employee Stock Ownership Plan and Trust
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2002

Additions to net assets attributed to:		
Dividend income	$	52,228
Transfer in from escrow account		186,079
Total additions		238,307
Deductions from net assets attributed to:		
Net depreciation in fair value of investments		(349,386)
Distributions to participants		(441,319)
Total deductions		(790,705)
Decrease in net assets		(552,398)
Net assets available for plan benefits:		
Beginning of year		4,436,368
End of year	$	3,883,970

The accompanying notes are an integral part of the financial statements.

Data Instruments, Inc.
Employee Stock Ownership Plan and Trust

Notes to Financial Statements

1. Plan Description

Data Instruments, Inc. Employee Stock Ownership Plan and Trust (the "Plan") is a qualified noncontributory plan established in 1989 for the benefit of the employees of Data Instruments, Inc. ("Data"). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The following is a brief description of the Plan provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General Information
On November 30, 1998, Data was acquired by Honeywell, Inc. as a result of which Data became a wholly owned subsidiary of Honeywell, Inc. and was subsequently renamed Honeywell Data Instruments, Inc. ("Honeywell Data"). As part of this acquisition, all the outstanding shares of Data's capital stock in the Plan were purchased at $12.90 per share with $1.90 per share of that amount to be held in escrow. Approximately $1,007,000 was placed in escrow. The amount held in escrow could be reduced by certain contingencies, and, as such, was not recorded as an asset of the Plan. A payment of $186,079 from the escrow account was made to the Plan in 2002. The 2002 payment was the final payment from the escrow account.

At December 31, 2001, Honeywell Data merged into Honeywell, Inc. and on June 30, 2002, Honeywell Inc. merged into Honeywell International Inc. (the "Company").

Contributions and Vesting
Due to the acquisition of Data and Honeywell, Inc., contributions are no longer permitted to be made to the Plan. Participants of the Plan became 100% vested in their accounts as a result of the acquisition. No new participants are permitted.

Administration of the Plan
The Company is the Plan Administrator and has full discretionary authority to manage and control the operation and administration of the Plan, including the power to interpret the provisions of the Plan, to promulgate regulations for the Plan's administration, to enter into agreements with trustees, to provide for the investment of the Plan's assets, to appoint investment managers to direct such trustees and to itself direct trustees and to delegate its administrative responsibilities.

T. Rowe Price serves as the custodian, manages Plan assets, and maintains the Plan's records. T. Rowe Price offers Plan participants a variety of investment options through various mutual funds, in addition to the Honeywell Stock Fund. Individual accounts are invested in the various investment options at the direction of the participants.



Distribution of Benefits
Upon termination of service with the Company, the entire amount in the participant's account can be distributed, at the participant's election, in a single payment or in installments as directed by the participant. If no distribution election is made by the participant and the participant's account balance exceeds $5,000, the balance in the account (absent further deferral by the participant) will remain in the Plan until a later date but not beyond the sixtieth day after the close of the Plan year in which the latest of the following events occurs: (1) the date on which the participant attains normal retirement age, (2) the tenth anniversary of the year in which the participant commenced participation in the Plan, or (3) the date the participant terminates his service with the employer. In no event may a terminated participant's account be deferred beyond April 1st of the calendar year following the calendar year in which the participant attains age seventy and one-half (70-1/2). When a participant dies, the entire amount in the participant's account is distributed in a single payment to the participant's beneficiary(ies).

Plan Expenses
Accounting and administrative expenses of the Plan are paid for by the Company.

2. **Summary of Significant Accounting Policies**

Basis of Accounting
The Plan prepares its financial statements on the accrual basis of accounting, except for distributions to participants which are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Investment Income
Investments are recorded at market value and investment income is recorded on a trade-date basis and allocated daily to participant accounts based on the end of the previous day's investment and the current day's activity.



3. Investments

The following presents investments that represent 5% or more of the Plan's net assets as of December 31, 2002 and 2001, respectively:

	December 31, 2002	December 31, 2001
T. Rowe Price Balanced Fund	$ 206,297	$ 316,987
T. Rowe Price Equity Index Fund	211,386	330,643
T. Rowe Price US Treasury Fund	2,647,599	2,510,774
T. Rowe Price Blue Chip Growth Fund	583,957	784,033
T. Rowe Price Equity Income Fund	*	277,887

*Investment is <5% of net assets for this year.

During the year ended December 31, 2002, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, depreciated in value by $349,386 as follows:

Mutual Funds	$ (346,284)
Honeywell Stock Fund	(3,102)
	$ (349,386)

4. Plan Amendment and Termination

The Company has the right to amend or terminate the Plan; provided, however, the amendment or termination shall not (1) divert Plan assets to purposes other than for the exclusive benefit of participants of the Plan or their beneficiaries or estates or (2) cause any reduction in the amount credited to any participant or (3) cause or permit any portion of the Plan assets to revert to or become the property of the Company or (4) expand or increase the duties or liabilities of the trustees without their written consent. In the event of termination, amounts previously credited to any participant become fully vested and nonforfeitable and must be distributed within the time period allowed by the Plan.

5. Tax Status

The Internal Revenue Service has issued a determination letter, dated April 2, 2002, indicating that the Plan meets the requirements of the applicable sections of the Internal Revenue Code as to form. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been made.

6. Risks & Uncertainties

The Plan provides for various investment options which may invest in any combination of stocks and bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amount reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

7. Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by T. Rowe Price. T. Rowe Price is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

8. Subsequent Event

Effective June 3, 2003, the Plan merged into the Honeywell Savings and Ownership Plan I ("HSOP I"). As such, all of the assets available for benefits were transferred out of the Plan and into HSOP I effective June 3, 2003.



Data Instruments, Inc.
Employee Stock Ownership Plan and Trust

Schedule H Line 4(i) Schedule of Assets (Held at End of Year)

	Identity of issue	Decription of Investment	Cost	December 31, 2002 Current value
*	Honeywell Common Stock	Stock	**	$ 61,378
*	T. Rowe Price International Stock Fund	Mutual Fund	**	53,406
*	T. Rowe Price Equity Index Fund	Mutual Fund	**	211,386
*	T. Rowe Price US Treasury Fund	Mutual Fund	**	2,647,599
*	T. Rowe Price Balanced Fund	Mutual Fund	**	206,297
*	T. Rowe Price Equity Income Fund	Mutual Fund	**	119,947
*	T. Rowe Price Blue Chip Growth Fund	Mutual Fund	**	583,957
				$ 3,883,970

* Party-in-interest

** Cost not required for participant directed investments.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Data Instruments, Inc. Employee Stock Ownership
Plan and Trust

By: _______________________
Brian Marcotte
Vice President, Compensation and Benefits

Date: June 22, 2003

Exhibit I

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-57866) of Honeywell International Inc. of our report dated June 20, 2003 relating to the financial statements of the Data Instruments, Inc. Employee Stock Ownership Plan and Trust, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

June 20, 2003
Florham Park, New Jersey

Exhibit II

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Data Instruments, Inc. Employee Stock Ownership Plan and Trust, (the "Plan") on Form 11-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, Brian Marcotte, Vice President, Compensation and Benefits of Honeywell International Inc., the Plan Administrator, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

By: ______________________
Brian Marcotte
Vice President, Compensation and Benefits
June 22, 2003

Exhibit III

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Data Instruments, Inc. Employee Stock Ownership Plan and Trust, (the "Plan") on Form 11-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, Richard F. Wallman, Chief Financial Officer of Honeywell International Inc., the Plan Administrator, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

By: [signature]
Richard F. Wallman
Chief Financial Officer
June 22, 2003